Proof of Payment
                 Investment Company Blanket Bond

                        Valley Forge Fund
                      1375 Anthony Wayne Dr.
                         Wayne, PA 19087


A check number 2893 was drawn on the Commerce Bank Valley Forge Account for $1,155 and mailed on September 2, 2009 to Theodore Liftman Insurance Company. This check covered payment for Valley Forge Fund Policy No. 6214326 Bond to be effective from 10/24/08 to 10/24/2009 that was issued by the National Union Fire Insurance Company.

If this information is not sufficient to verify payment. please call 1-800-548-1942 or write to the above address and a copy of the cancelled check will be forwarded as soon as it is received.




s/ Bernard B. Klawans
President and Director